Filed by Dynegy Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dynegy Inc.

Commission File Number: 001-33443

From the Desk of Curt Morgan

December 1, 2017

Greetings,

Since we announced our merger agreement about a month ago, Vistra and Dynegy leaders have been working diligently to map out the necessary steps for a successful transition and integration of two great companies. We held a two-day kickoff this week in Irving, and we are off to a great start. I have also decided on my direct reports and the head of our retail business, who will also be members of the management committee of the combined company. That structure and the respective functional areas are detailed below.

At the kickoff, I reminded leaders of a key near-term deliverable: to be prepared to close the transaction by early March and integrate the two companies within six months following close. We want to be prepared internally, so that as soon as we receive all final regulatory approvals and all necessary closing conditions are satisfied, we can close quickly on the transaction. Just as important as our preparation to close is our need to detail and assign accountability for delivering on the synergy and operational improvement targets we committed that the combined company would achieve after closing when the deal was announced.

I was able to meet many Dynegy employees earlier this month. Jim Burke, Sara Graziano, and I spent a couple of days in the Houston office and spoke with a number of people at two town halls. I appreciated the excellent questions and feedback; these meetings gave me a chance to hear the issues that are important to the people who work there. We have additional visits planned to Houston and Collinsville in the next two weeks, and we are working on the schedule to get members of the management committee to other sites over the next several weeks. As I have mentioned at our town halls in Irving and Houston, we are committed to creating the leading integrated power company from the abundance of talent at both companies and making and communicating organization decisions as quickly as possible.

My direct reports, who along with me will be charged to lead the new Vistra following close, and their high-level responsibilities are listed below. I have made some adjustments to the management committee makeup and responsibilities which will allow these leaders and their groups to focus on our expanded business footprint and asset base following closing. Reporting to me will be:

•                  Sano Blocker, senior vice president of government affairs with responsibility for federal affairs; state affairs; and public policy.

•                  Jim Burke, executive vice president and chief operating officer with responsibility for retail; nuclear operations; fossil operations; environmental, health, and safety; plant support; supply chain; and decommissioning.

•                  Amanda Frazier, vice president of regulatory policy with responsibility for all regulatory affairs and policy and environmental policy.

•                  Sara Graziano, senior vice president of corporate development and strategy with responsibility for mergers and acquisitions; analytics and structuring; development and emerging technology; and corporate venture capital.

•                  Bill Holden, executive vice president and chief financial officer with responsibility for controller; planning; treasury; tax; risk; internal audit; and investor relations.

•                  Carrie Kirby, executive vice president and chief administrative officer with responsibility for HR operations; field HR; corporate affairs; facilities and real estate; and corporate security.

•                  Ravi Malick, senior vice president and chief information officer with responsibility for enterprise, generation, and retail systems; architecture and governance; infrastructure; cyber security; applications; vendor management; and strategic programs.

•                  Stephanie Zapata Moore, executive vice president and general counsel with responsibility for compliance and the corporate secretary’s office; litigation; labor and employment; regulatory; and legal business support.

•                  Steve Muscato, senior vice president and chief commercial officer with responsibility for regional power desks (ERCOT, PJM, New York/New England, MISO, CAISO); origination and pricing; gas supply and optimization; fuels, and financial trading.

In addition to my direct reports, Scott Hudson will continue as senior vice president and president of the retail business, reporting to Jim Burke.

In closing, we have implemented a communication plan with the goal of keeping people at both companies updated with any news or developments. We have also provided multiple ways for employees at both companies to ask questions. I want to thank you for your dedication and focus on safety, on our customers, and on the important task of preparing for the high-demand winter season. I also ask for your patience as we build out the new Vistra organization. We are creating the leading integrated power company with excellent assets, an enviable balance sheet, and most important of all, great people.

Curt Morgan

President and Chief Executive Officer

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication relates to the proposed merger pursuant to the terms of the Agreement and Plan of Merger, dated as of October 29, 2017, by and between Vistra Energy and Dynegy. The proposed transaction will be submitted to the respective stockholders of Dynegy and Vistra Energy for their consideration. In connection with the proposed merger, Vistra Energy expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Vistra Energy and Dynegy that also constitutes a prospectus of Vistra Energy (the “joint proxy statement”), which joint proxy statement will be mailed or otherwise disseminated to Vistra Energy stockholders and Dynegy stockholders when it becomes available. Vistra Energy and Dynegy also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VISTRA ENERGY, DYNEGY, THE PROPOSED MERGER AND RELATED MATTERS. You may obtain a free copy of the joint proxy statement and other relevant documents (if and when they become available) filed by Vistra Energy and Dynegy with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Vistra Energy with the SEC will be available free of charge on Vistra Energy’s website at www.vistraenergy.com or by contacting Vistra Energy Investor Relations at 214-812-0046 or at investor@vistraenergy.com. Copies of the documents filed by Dynegy with the SEC will be available free of charge on Dynegy’s website at www.dynegy.com or by contacting Dynegy Investor Relations at (713) 507-6466 or at ir@dynegy.com.

CERTAIN INFORMATION REGARDING PARTICIPANTS IN THE SOLICITATION

Vistra Energy and Dynegy and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. You can find information about Vistra Energy’s directors and executive officers in Vistra Energy’s prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act on May 9, 2017 (as supplemented), and on its website at www.vistraenergy.com. You can find information about Dynegy’s directors and executive officers in its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 30, 2017, and on its website at www.dynegy.com. Additional information regarding the interests of such potential participants will be included in the joint proxy statement and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from Vistra Energy or Dynegy using the sources indicated above.

NO OFFER OF SOLICITATION

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.